

Mail Stop 3720

December 18, 2007

Steven van der Velden, Chairman of the Board of Directors
Elephant Talk Communications, Inc.
438 Katella Avenue, Suite 217
Orange, CA 92867

> **Re:** **Elephant Talk Communications, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 21, 2007**
> **File No. 000-30061**

Dear Mr. van der Velden:

We have limited our review of your preliminary proxy statement on Schedule 14A to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the information required by Item 5(a) of Schedule 14A for each matter to be acted upon. Describe substantial interests of officers and directors, directly or indirectly. In providing this disclosure, consider not only the specific acts to be approved (e.g. the reverse split or the preferred authorization), but the consequences of such approval (e.g. the ability to issue additional common shares or preferred shares).

Corporate Governance, page 10

2.   Provide the information required by Regulation S-B Item 404(a). Refer to
        Schedule 14A Item 7.

Proposal to Approve a Twenty Five to One Reverse Split of Our Issued and Outstanding
Common Stock, page 15

3.   Please clearly state the reasons for, and general effect of, the reverse split. For
        example, since it appears that the reverse split will substantially increase your
        authorized but unissued common stock, disclose whether the reverse split is being
        undertaken as an alternative to increasing your authorized common stock. If so,
        clearly state that this is a reason for the proposal. Disclose your plans for the
        increased authorized common shares. Please note that if the increase in
        authorized, unissued shares will be used in an acquisition information regarding
        the to-be-acquired company may be required by Note A to Schedule A. Please
        advise.

4.   Disclose how many shares will be outstanding after giving effect to the reverse
        split and how many shares will be authorized but unissued after the split.

5.   Identify all shares that you are obligated to issue, pursuant to convertible
        securities, employment arrangements or other agreements. Provide this
        information prior to the reverse split and after giving effect to the reverse split.
        Describe the material provisions of securities or agreements whereby you are
        obligated to issue common shares so that your shareholders can determine how
        and when these shares may be issued following the reverse split.

6.   Provide quantitative disclosure of the maximum potential dilution to current
        shareholders as a result of the reverse split and the consequent increase in
        authorized but unissued common shares. Assume that all shares identified in
        response to the previous comment will be issued.

7.   Disclose the effect of creating odd lot holders as a result of the reverse stock split.
        Discuss the increased transaction costs associated with sales of odd lots.

Proposal to Approve the Adoption of an Amended and Restated Certificate of
Incorporation . . . To: (1) Authorize 50,000,000 Shares of Preferred Stock . . ., page 18

8.   Please describe any plans for the use of the blank check preferred stock. If you
        have no present plans or intentions to issue blank check preferred stock, clearly so
        state. If the only reason for the proposal is to increase flexibility to seek equity

financing, explain why you are seeking such flexibility at this point in time. Refer to Item 11 of Schedule 14A.

9.   Please provide an explanation of how the issuance of the blank check preferred shares could potentially dilute existing shareholders control and beneficial interest in the company, or otherwise affect their rights as shareholders.

The Incentive Plan Proposal, page 20

10.   Clarify whether the 5,000,000 shares you have reserved for issuance pursuant to the incentive plan takes into account the reverse split or would be adjusted.

Other Information, page 25

Beneficial Ownership of Principal Stockholders, Officers and Directors, page 25

11.   Please provide the information required by Item 6(e) of Schedule 14A (and the instructions thereto) regarding changes of control since the beginning of your last fiscal year. We note that you have disclosed various beneficial ownership amounts for Rising Water Capital in the table and in the footnotes and that these amounts have changed in your filings since the beginning of your last fiscal year. Include clear and concise disclosure of the transactions which have affected, by increasing or decreasing, Rising Water Capital's level of control over your company.

12.   Revise your table to include all shares that Rising Water Capital or its affiliates may receive through the exercise or conversion of the company's outstanding derivative securities and pursuant to commitments (i.e. compensation for the failed True Precise acquisition). You may include clarifying disclosure in the accompanying footnote, such as the need to increase the amount of authorized for the company to be able to issue such shares.

13.   Your disclosure in footnote (B) on page 26 appears inconsistent. The shares that Rising Water Capital could own do not appear to add up to 597,350,851. Please revise accordingly to clearly identify the shares that Rising Water Capital would have the right to acquire within 60 days if there were sufficient authorized shares. Also explain why ownership of 597,350,851 shares of your common stock would be equal to 72.5% beneficial ownership. We note that of your approximately $238 million outstanding common shares, approximately $138 million appear to be owned by persons other than Rising Water Capital.

14.   We note the last sentence in footnote (B) on page 26. Please disclose the status of your plan to increase the authorized common stock and your preliminary information statement on Schedule 14C that was last amended on March 21, 2006. If you have abandoned that plan, explain why. Discuss whether the

acquisitions and other share issuances disclosed in the Schedule 14C as the reasons for the plan to increase your authorized common stock have been achieved through other means, abandoned or are still pending.

15.   Disclose the natural person(s) who exercise investment and voting control over the shares beneficially owned by Rising Water Capital and Calfin Trust.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: James Mangan
        Ellenoff, Grossman & Schole LLP
        Via facsimile: (212) 370-5457